UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QIWI plc
(Name of Subject Company (Issuer))

Otkritie Holding JSC
and
Otkritie Investments Cyprus Limited
(Names of Filing Persons (Offerors))

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

Class B ordinary shares, having a nominal value of EUR 0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number of American Depositary Shares)

Otkritie Holding JSC
2/4 Letnikovskaya Street, 115114
Moscow, Russia
Attention: Alexander Tarabrin
Telephone: +7 (495) 232-03-00

Otkritie Investments Cyprus Limited
Griva Digeni, 105, 1st floor,
Flat/Office 102A&102C,
3101, Limassol, Cyprus
Attention: Kristina Khakhulina
Telephone: +357 25 02 81 52
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Scott I. Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$694,239,084	$80,462.31
*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated based on 24,794,253 Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to one Class B Share) (the “ADSs”) of QIWI plc (“QIWI”), multiplied by the offer price of $28.00 per Class B Share or ADS. The calculation of the filing fee is based on publicly available information as of June 15, 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 31, 2016 by multiplying the transaction value by .0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the offer by Otkritie Holding JSC, a joint stock company organized under the laws of the Russian Federation (“Parent”) and Otkritie Investments Cyprus Limited, a company organized under the laws of the Republic of Cyprus and an indirect, wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”) to purchase up to 24,794,253 outstanding Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with the Class B Shares, the “Securities”), of QIWI, a company incorporated under the laws of the Republic of Cyprus, which, when added to the Securities already held by the Offerors and their affiliates, constitutes approximately 63.85% of the outstanding Securities based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017 (“QIWI’s Form 20-F”), at a price of $28.00 per Class B Share or ADS, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated June 16, 2017 (the “Offer to Purchase”) and the related Form of Acceptance or Letter of Transmittal, as applicable (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is QIWI. QIWI’s principal executive offices are located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Republic of Cyprus. Its telephone number at such address is +357-22-653390.

(b) This Schedule TO relates to the Offerors’ offer to purchase up to 24,794,253 outstanding Class B Shares, including Class B Shares represented by ADSs, of QIWI. According to QIWI’s Form 20-F, as of March 17, 2017, 45,080,461 Class B Shares, including Class B Shares represented by ADSs, were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Class B Shares underlying the ADSs are neither listed nor traded on any stock exchange. The ADSs are traded on the NASDAQ Stock Market under the symbol “QIWI.” The information set forth in Section 6 – “Price Range of ADSs; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by the Offerors. The information set forth in Section 9 – “Certain Information Concerning the Offerors” in the Offer to Purchase and in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

•	Section 1 – “Terms of the Offer”
•	Section 2 – “Acceptance for Payment and Payment for Securities”
•	Section 3 – “Procedures for Tendering Securities”
•	Section 4 – “Withdrawal Rights”
•	Section 14 – “Conditions to the Offer”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

•	Introduction
•	Section 9 – “Certain Information Concerning the Offerors”
•	Section 11 – “Background of the Offer; Security Ownership; Contacts with QIWI”
•	Section 12 – “Material Agreements”
•	Section 13 – “Purpose of the Offer; Plans for QIWI; Appraisal Rights”

Item 6. Purposes of the Transaction and Plans or Proposals.

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

•	Introduction
•	Section 6 – “Price Range of ADSs; Dividends”
•	Section 11 – “Background of the Offer; Security Ownership; Contacts with QIWI”
•	Section 13 – “Purpose of the Offer; Plans for QIWI; Appraisal Rights”

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 10 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

(b) and (d) not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	Section 9 – “Certain Information Concerning the Offerors”
•	Section 11 – “Background of the Offer; Security Ownership; Contacts with QIWI”
•	Section 13 – “Purpose of the Offer; Plans for QIWI; Appraisal Rights”

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	Section 9 – “Certain Information Concerning the Offerors”
•	Section 11 – “Background of the Offer; Security Ownership; Contacts with QIWI”

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 10. Financial Statements.

(a) and (b) not applicable.

The information set forth in Section 9 – “Certain Information Concerning Offeror” in the Offer to Purchase and in Annex B is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) not applicable.

(a)(2) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	Section 7 – “Possible Effects of the Offer on the Market for the Securities; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”
•	Section 13 – “Purpose of the Offer; Plans for QIWI; Appraisal Rights”
•	Section 14 – “Conditions to the Offer”
•	Section 15 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	Section 14 – “Conditions to the Offer”
•	Section 15 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in Section 7 – “Possible Effects of the Offer on the Market for the Securities; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) not applicable.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated June 16, 2017*
(a)(1)(ii)	Form of Acceptance*
(a)(1)(iii)	Instrument of Transfer*
(a)(1)(iv)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification on Form W-9)*
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vii)	Summary Advertisement, as published in The New York Times on June 16, 2017*
(a)(5)	Not applicable
(b)	Not applicable
(c)	Not applicable
(d)(1)	Deed of Subscription, dated May 14, 2015*
(d)(2)	Cooperation Agreement, dated June 2, 2015*
(d)(3)	Voting Agreement, dated June 2, 2015*
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2017

Otkritie Holding JSC

By:	/s/ Alexander Tarabrin
	Name:	Alexander Tarabrin
	Title:	General Counsel

Otkritie Investments Cyprus Limited

By:	/s/ Kristina Khakhulina
	Name:	Kristina Khakhulina
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated June 16, 2017*
(a)(1)(ii)	Form of Acceptance*
(a)(1)(iii)	Instrument of Transfer*
(a)(1)(iv)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification on Form W-9)*
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vii)	Summary Advertisement, as published in The New York Times on June 16, 2017*
(a)(5)	Not applicable
(b)	Not applicable
(c)	Not applicable
(d)(1)	Deed of Subscription, dated May 14, 2015*
(d)(2)	Cooperation Agreement, dated June 2, 2015*
(d)(3)	Voting Agreement, dated June 2, 2015*
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Filed herewith